Citigroup Global Markets Holdings Inc.	Free Writing Prospectus to Pricing Supplement No. 2022-USNCH[ ] Registration Statement Nos. 333-255302; 333-255302-03 Dated July 14, 2022; Filed pursuant to Rule 433

Market-Linked Notes Based on a Basket of Three Equity Indexes Due May 7, 2026

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, underlying supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Basket:	S&P 500® Index (ticker symbol: “SPX”), EURO STOXX 50® Index (ticker symbol: “SX5E”) and TOPIX® Index (ticker symbol: “TPX”) (equally weighted)
Stated principal amount:	$10 per note
Pricing date:	July 29, 2022
Issue date:	August 3, 2022
Valuation date:	April 30, 2026, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur.
Maturity date:	May 7, 2026
Payment at maturity:	For each note you hold at maturity, the $10.00 stated principal amount plus the note return amount, which will be either zero or positive
Note return amount[1]:

▪     If the final basket level is greater than the initial basket level:

$10 x the basket return, subject to the maximum return at maturity

▪     If the final basket level is less than or equal to the initial basket level: $0

Initial basket level:	100
Final basket level:	100 × [1 + (component return of SPX × 1/3) + (component return of SX5E × 1/3) + (component return of TPX × 1/3)]
Maximum return at maturity:	At least $5.00 per note (at least 50.00% of the stated principal amount) (to be determined on the pricing date). The payment at maturity per note will not exceed $10.00 plus the maximum return at maturity.
Component return:	For each basket component: (final component level – initial component level) / initial component level
Final component level:	For each basket component, its closing level on the valuation date.

Basket return:	(i) The final basket level minus the initial basket level, divided by (ii) the initial basket level
CUSIP/ISIN:	17330N641 / US17330N6417
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/0000200245/ 000095010322012409/dp177058_424b2-us2298569.htm

Hypothetical Payout at Maturity[1,2]
Change in Basket	Return on Notes
+80.00%	50.00%
+70.00%	50.00%
+60.00%	50.00%
+50.00%	50.00%
+40.00%	40.00%
+30.00%	30.00%
+20.00%	20.00%
+10.00%	10.00%
+5.00%	5.00%
0.00%	0.00%
-5.00%	0.00%
-10.00%	0.00%
-25.00%	0.00%
-50.00%	0.00%
-75.00%	0.00%
-100.00%	0.00%

1All payments are subject to our credit risk

2Assuming the maximum return at maturity is set to the minimum value indicated

On the date of the accompanying pricing supplement, the estimated value of the notes is $8.975 per note, which is less than the public offering price. The estimated value of the notes is based on Citigroup Global Markets Inc.’s (“CGMI”) proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate. It is not an indication of actual profit to CGMI or other of Citigroup Global Markets Holdings Inc.’s affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in the accompanying preliminary pricing supplement.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-255302 and 333-255302-03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Basket and Basket Components

For more information about the basket and basket components, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Summary Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

•	You may not receive any return on your investment in the notes.
•	The notes do not pay interest.
•	Your potential return on the notes is limited.
•	The notes are riskier than notes with a shorter term.
•	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if the basket declines or does not appreciate sufficiently from the initial basket level to the final basket level.
•	Investing in the notes is not equivalent to investing in the basket components.
•	Your payment at maturity depends on the closing levels of the basket components on a single day.
•	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
•	The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity.
•	Sale of the notes prior to maturity may result in a loss of principal.
•	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and Citigroup Global Markets Holdings Inc.’s internal funding rate, will be less than the issue price.
•	The estimated value of the notes was determined for Citigroup Global Market Holdings Inc. by its affiliate using proprietary pricing models.
•	The estimated value of the notes would be lower if it were calculated based on Citigroup Global Market Holdings Inc.’s secondary market rate.
•	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market.
•	The value of the notes prior to maturity will fluctuate based on many unpredictable factors.
•	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment.
•	The basket components may offset each other.
•	The basket components may be highly correlated in decline.
•	The EURO STOXX 50® Index and the TOPIX® Index are subject to risks associated with non-U.S. markets.
•	The performance of the EURO STOXX 50® Index will not be adjusted for changes in the exchange rate between the euro and the U.S. dollar.
•	The performance of the TOPIX® Index will not be adjusted for changes in the exchange rate between the Japanese yen and the U.S. dollar.
•	Changes made by the sponsor of a basket component may affect the basket component.
•	Citigroup Global Market Holdings Inc.’s offering of the notes does not constitute a recommendation of the basket or the basket components.
•	The level of a basket component may be adversely affected by Citigroup Global Market Holdings Inc.’s or its affiliates’ hedging and other trading activities.
•	Citigroup Global Market Holdings Inc. and its affiliates may have economic interests that are adverse to yours as a result of the business activities of Citigroup Global Market Holdings Inc.’s affiliates.
•	The calculation agent, which is an affiliate of Citigroup Global Market Holdings Inc., will make important determinations with respect to the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the heading “United States Federal Tax Considerations” concerning the U.S. federal tax consequences of an investment in the notes, and you should consult your tax adviser.